UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 25, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑        Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: March 25, 2008

25 March 2008
DELIVERY OF ADDITIONAL EQUITY FOR LIHIRIAN LANDOWNERS
Lihir Gold Limited (“LGL”) is to issue additional equity in accordance with previous documentation entered into between LGL and customary landowners, in particular the non-binding Heads of Agreement dated 28 March 2003 between the State, MRL, LGL and other Lihirian entities and the Integrated Benefits Package Revised Agreement which was signed on 2 April 2007.
Under the equity arrangements, a further 3,284,499 ordinary shares will be issued for nil cash consideration to Mineral Resources Lihir Limited, which is the trustee of the Lihirian’s Equity Trust, and held in trust for customary landowners of Lihir Island. The new shares represent a 0.17% shareholding post issue, bringing the total shareholding of Mineral Resources Lihir Limited to 1.64%. LGL is not required to seek shareholder approval in relation to the proposed issue of shares.
The issue of the shares will be carried out in accordance with LGL’s regulatory obligations under the rules of the various markets on which its shares trade, including POMSoX, the ASX, NASDAQ and the TSX.
Stuart MacKenzie
Group Secretary and General Counsel

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www.LGLgold.com	Brisbane QLD 4000 Australia